Exhibit 99.1

Taomee Announces Departure of Vice President

SHANGHAI, July 5, 2013  —  Taomee Holdings Limited (“Taomee” or the “Company”) (NYSE: TAOM), one of the leading children’s entertainment and media companies in China, today announced that Ms. Tiffany Tiefeng Qiang has resigned from her position as vice president of the Company for personal reasons, effective from June 30, 2013.

Mr. Benson Haibing Wang, co-founder and chief executive officer of Taomee, commented, “Since joining Taomee in June 2010, Ms. Qiang has made significant contributions to the developments of our company and has provided valuable guidance. We appreciated Ms. Qiang’s contributions and dedication to Taomee over the years.”

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China driven to deliver exceptional entertainment to children and families. Founded in 2007, Taomee is one the first companies in Greater China to develop animated franchises for children through online virtual world that are both fun and educational. The Company’s virtual worlds are widely trusted by millions of parents and caregivers across Asia. The Company’s Mole’s World and Seer franchises and characters have reached millions of children and families through virtual worlds, books, monthly print magazines, interactive toys, mobile applications, animated television series and movies. For more information, please visit:

http://www.taomee.com/en_taomee.html

Visit online virtual world communities at www.61.com

Watch animations and films at http://v.61.com/

Download mobile games and applications at http://m.61.com/

Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

CONTACT: Angela Wang, Taomee Holdings Limited, +86-21-61280056-8651, ir@taomee.com